CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
2022 THIRD QUARTER RESULTS
CALGARY, ALBERTA – NOVEMBER 3, 2022 – FOR IMMEDIATE RELEASE
Canadian Natural's President, Tim McKay, commented on the Company's third quarter 2022 results "We remain focused on safe, reliable, effective and efficient operations and our 2022 capital program remains unchanged at approximately $4.9 billion, excluding acquisitions. Our culture of continuous improvement and focus on cost control combined with our disciplined and balanced approach to capital allocation continues to drive strong operational and financial results. We achieved record total quarterly production of approximately 1,339,000 BOE/d, including 487,553 bbl/d of Synthetic Crude Oil ("SCO"), reflecting strong operational performance on our long life zero decline Oil Sands Mining and Upgrading assets which comprises approximately 50% of our total company liquids production. Our high value SCO captured a strong price premium to WTI of US$8.87/bbl in the quarter, driving strong SCO pricing of $120.91/bbl and generating significant free cash flow for the Company. Natural gas production also set a new quarterly record, at approximately 2,132 MMcf/d, which also achieved strong realized pricing, averaging $6.57/Mcf, which is above the AECO monthly benchmark price as a result of our diversified sales points.
On October 4th, the Pathways Alliance ("Pathways") reached an important milestone, securing the right to continue exploratory work for CO2 injection at Pathways' proposed carbon capture and storage hub located near Cold Lake, Alberta, allowing us to advance to the next stage of evaluation. We are progressing with continued stakeholder engagement and more detailed engineering work on the approximately 400 kilometer long trunkline that will carry captured CO2 from oil sands facilities to the storage hub. We would like to thank the Alberta government for their continued support as we work together on this ambitious major emissions reduction project to achieve net zero greenhouse gas ("GHG") emissions in the oil sands, supporting Canada's environmental goals. Additionally, we appreciate the federal government's recent public statements in support of the Canadian oil and gas sector's role in global energy security along with commitment to be competitive on fiscal frameworks for carbon capture. These are important steps to help the Canadian oil sands energy industry meet its commitment of net zero GHG emissions by 2050, which will result in the industry and governments investing approximately $24 billion between now and 2030 on Pathways' foundational carbon capture and storage project and other emissions reduction projects.
Benefiting from the effective and efficient operations at Canadian Natural, payments to governments, investment in the oil and gas sector and returns to shareholders have been significant in 2022. Total forecasted payments by Canadian Natural to Canadian governments from income taxes, property taxes and royalties is estimated to be approximately $11 billion in 2022, an increase of approximately $6 billion, or 120% from 2021 levels. Additionally, our 2022 capital spend forecast of approximately $4.9 billion, excluding acquisitions, is an increase of approximately $1.4 billion, or 41% from 2021 levels, delivering responsibly produced energy to help meet global energy demand. As well, in 2022, we have returned approximately $4.9 billion to our shareholders through our quarterly dividends and special dividend, an increase of approximately $2.8 billion, or 127% from 2021 levels."
Canadian Natural's Chief Financial Officer, Mark Stainthorpe, added "The combination of our leading financial results and our top tier asset base provides unique competitive advantages which drive substantial cash flow generation and shareholder returns. Canadian Natural generated approximately $5.2 billion in adjusted funds flow in the third quarter, resulting in free cash flow of approximately $1.7 billion, after total dividends payments of approximately $2.5 billion and base capital expenditures of approximately $1.0 billion, excluding net acquisitions and strategic growth capital.
Subsequent to quarter end, the Board of Directors has approved a 13% increase to our quarterly dividend to $0.85 per common share, from $0.75 per common share, demonstrating the confidence that the Board has in the sustainability of our business model, our strong balance sheet and the strength of our diverse, long life low decline asset base. The Company's leading track record of dividend increases continues, as this increase marks the 23rd consecutive year of dividend increases.

We maintain a strong balance sheet and financial flexibility as we continue to reduce debt levels. Excluding the impact of foreign exchange, net debt would have decreased by approximately $680 million in the third quarter of 2022. Since September 30, 2021, cumulative repayments of long term debt, excluding foreign exchange impacts, total approximately $4.6 billion.
Our free cash flow allocation policy is unique and balanced, providing significant returns to shareholders through dividends and share repurchases while continuing to strengthen the balance sheet. Given our strong financial position and with our net debt below $15 billion, shareholder returns are not impacted by strategic growth capital or acquisitions. We continue to target to allocate 50% of free cash flow, as defined in our policy, to share repurchases and 50% to the balance sheet, which the Company's Board of Directors will revisit when our net debt level is at or below $8 billion."

Canadian Natural Resources Limited	2	Three and nine months ended September 30, 2022

QUARTERLY HIGHLIGHTS

		Three Months Ended			Nine Months Ended

($ millions, except per common share amounts)		Sep 30 2022	Jun 30 2022	Sep 30 2021	Sep 30 2022	Sep 30 2021
Net earnings		$2,814	$3,502	$2,202	$9,417	$5,130
Per common share	– basic	$2.52	$3.04	$1.87	$8.23	$4.33
	– diluted	$2.49	$3.00	$1.86	$8.12	$4.32
Adjusted net earnings from operations (1)		$3,493	$3,800	$2,095	$10,669	$4,794
Per common share	– basic (2)	$3.12	$3.30	$1.78	$9.32	$4.05
	– diluted (2)	$3.09	$3.26	$1.77	$9.20	$4.04
Cash flows from operating activities		$6,098	$5,896	$4,290	$14,847	$9,766
Adjusted funds flow (1)		$5,208	$5,432	$3,634	$15,615	$9,395
Per common share	– basic (2)	$4.66	$4.72	$3.08	$13.64	$7.94
	– diluted (2)	$4.60	$4.66	$3.07	$13.47	$7.91
Cash flows used in investing activities		$1,129	$1,345	$721	$3,725	$2,088
Net capital expenditures (1), excluding net acquisition costs and strategic growth capital (3)		$996	$1,266	$881	$3,106	$2,646
Net capital expenditures (1)		$1,249	$1,450	$1,011	$4,154	$3,104
Daily production, before royalties
Natural gas (MMcf/d)		2,132	2,105	1,708	2,081	1,640
Crude oil and NGLs (bbl/d)		983,678	860,338	952,839	930,079	934,873
Equivalent production (BOE/d) (4)		1,338,940	1,211,147	1,237,503	1,276,970	1,208,285
(1)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three months ended September 30, 2022 dated November 2, 2022.
(2)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three months ended September 30, 2022 dated November 2, 2022.
(3)Net capital expenditures, excluding net acquisition costs and strategic growth capital, is defined as base capital expenditures.
(4)A barrel of oil equivalent (“BOE”) is derived by converting six thousand cubic feet (“Mcf”) of natural gas to one barrel (“bbl”) of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, or to compare the value ratio using current crude oil and natural gas prices since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
▪The strength of Canadian Natural's long life low decline asset base, supported by safe, effective and efficient operations, makes our business unique, robust and sustainable. In Q3/22, the Company generated strong financial results, including:
•Net earnings of approximately $2.8 billion and adjusted net earnings from operations of approximately $3.5 billion.
•Cash flows from operating activities of approximately $6.1 billion.
•Adjusted funds flow of approximately $5.2 billion.
•Free cash flow(1) of approximately $1.7 billion(2) after total dividend payments of approximately $2.5 billion and base capital expenditures(3) of approximately $1.0 billion.
▪Returns to shareholders were significant in Q3/22 having returned approximately $4.2 billion, comprised of approximately $2.5 billion in dividends and approximately $1.7 billion in share repurchases.
•In Q3/22, the Company paid dividends totaling $2.25 per common share, consisting of a quarterly dividend of $0.75 per common share and a special dividend of $1.50 per common share.

Canadian Natural Resources Limited	3	Three and nine months ended September 30, 2022

◦Subsequent to quarter end, the Board of Directors has approved a 13% increase to our quarterly dividend to $0.85 per common share, from $0.75 per common share, payable on January 5, 2023 to shareholders of record on December 16, 2022. This demonstrates the confidence that the Board has in the sustainability of our business model, our strong balance sheet and the strength of our diverse, long life low decline asset base. The Company's leading track record of dividend increases continues, as this increase will mark the 23rd consecutive year of dividend increases.
–Canadian Natural increased its sustainable and growing quarterly dividend twice in 2022 for a total combined increase of 45% to $3.40 per share annually.
•In Q3/22, the Company repurchased a total of approximately 25.6 million common shares for cancellation at a weighted average price of $67.89 per share for a total of approximately $1.7 billion.
▪Year to date, up to and including November 2, 2022, the Company has returned a total of approximately $10.0 billion to shareholders comprised of approximately $4.9 billion in dividends and approximately $5.1 billion in share repurchases.
•Year to date, the Company has repurchased a total of approximately 71.2 million common shares for cancellation at a weighted average price of $71.49 per share for a total of approximately $5.1 billion.
▪The Company maintains a strong balance sheet and financial flexibility, with net debt(1) of approximately $12.4 billion and significant liquidity(1) of approximately $6.5 billion at the end of Q3/22. Excluding the impact of foreign exchange, net debt would have decreased by approximately $680 million in Q3/22.
•In Q3/22, the Company repaid through market purchases $341 million of medium-term notes with interest rates ranging from 1.45% to 3.55%, originally due between 2023 and 2028, bringing the total year to date market purchases and associated debt retirement to approximately $485 million.
▪In Q3/22, the Company continued its focus on safe, effective and efficient operations, delivering record quarterly average production volumes of 1,338,940 BOE/d, increases of 11% and 8% from Q2/22 and Q3/21 levels respectively.
•Canadian Natural achieved record quarterly natural gas production of 2,132 MMcf/d in Q3/22, an increase over Q2/22 and a 25% increase over Q3/21 levels. The increase from Q2/22 primarily reflects the impact of strong drilling results, partially offset by natural field declines and planned turnaround activities in Q3/22. The increase from Q3/21 primarily reflects strong drilling results and acquisitions, partially offset by natural field declines.
◦As a result of the Company's diversified sales points, approximately 37% of the Company's natural gas is exported to markets outside of AECO, driving strong realized natural gas pricing averaging $6.57/Mcf in Q3/22, which is above the AECO monthly benchmark price.
•Quarterly liquids production averaged 983,678 bbl/d in Q3/22, increases of 14% and 3% from Q2/22 and Q3/21 levels respectively. The increase from Q2/22 primarily reflects the completion of planned turnaround activities in Q2/22 at the Company's Oil Sands Mining and Upgrading assets, partially offset by planned maintenance activities on the thermal in situ assets in Q3/22.
◦The Company's world class Oil Sands Mining and Upgrading assets continue to deliver safe and reliable production of SCO, averaging 487,553 bbl/d in Q3/22. Production increased by 37% and 4% from Q2/22 and Q3/21 levels respectively, primarily reflecting strong operational performance following the planned turnaround activities completed at Horizon and Scotford in Q2/22.
–Approximately 50% of Canadian Natural's total liquids production is comprised of high value SCO from its Oil Sands Mining and Upgrading assets, which captured a strong price premium to WTI of US$8.87/bbl in Q3/22, driving strong SCO average realized pricing of $120.91/bbl and generating significant free cash flow for the Company.
(1)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three months ended September 30, 2022 dated November 2, 2022.
(2)Based on sum of rounded numbers.
(3)Item is a component of net capital expenditures. Refer to the "Non-GAAP and Other Financial Measures" section of Company's MD&A for the three months ended September 30, 2022 dated November 2, 2022 for more details on net capital expenditures.

Canadian Natural Resources Limited	4	Three and nine months ended September 30, 2022

OPERATIONS REVIEW AND CAPITAL ALLOCATION
Canadian Natural has a balanced and diverse portfolio of assets, primarily Canadian-based, with international exposure in the UK section of the North Sea and Offshore Africa. Canadian Natural’s production is well balanced between light crude oil, medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil) and SCO (herein collectively referred to as “crude oil”) and natural gas and NGLs. This balance provides optionality for capital investments, maximizing value for the Company’s shareholders.
Underpinning this asset base is the Company's long life low decline production, representing approximately 78% of total forecasted liquids production in 2022, the majority of which is zero decline high value SCO production from the Company's world class Oil Sands Mining and Upgrading assets. The remaining balance of the Company's long life low decline production comes from its top tier thermal in situ oil sands operations and Pelican Lake heavy crude oil assets. The combination of these long life low decline assets, low reserves replacement costs, and effective and efficient operations results in substantial and sustainable adjusted funds flow throughout the commodity price cycle.
In addition, Canadian Natural maintains a substantial inventory of low capital exposure projects within the Company's conventional asset base. These projects can be executed quickly and, in the right economic conditions, provide excellent returns and maximize value for our shareholders. Supporting these projects is the Company’s undeveloped land base which enables large, repeatable drilling programs that can be optimized over time. Additionally, by owning and operating most of the related infrastructure, Canadian Natural is able to control major components of the Company's operating costs and minimize production commitments. Low capital exposure projects can be quickly stopped or started depending upon success, market conditions or corporate needs.
Canadian Natural’s balanced portfolio, built with both long life low decline assets and low capital exposure assets, enables effective capital allocation, production growth and value creation.

Drilling Activity	Nine Months Ended September 30

	2022		2021
(number of wells)	Gross	Net	Gross	Net
Crude oil (1)	242	237	130	127
Natural gas	85	57	50	40
Dry	1	1	1	1
Subtotal	328	295	181	168
Stratigraphic test / service wells	477	409	405	336
Total	805	704	586	504
Success rate (excluding stratigraphic test / service wells)		99%		99%
(1)Includes bitumen wells.
▪The Company drilled a total of 295 net crude oil and natural gas wells in the nine months ended September 30, 2022 compared to 168 in the comparable period in 2021, an increase of 127 net wells over this time period.

Canadian Natural Resources Limited	5	Three and nine months ended September 30, 2022

North America Exploration and Production

Crude oil and NGLs – excluding Thermal In Situ Oil Sands
	Three Months Ended			Nine Months Ended
	Sep 30 2022	Jun 30 2022	Sep 30 2021	Sep 30 2022	Sep 30 2021
Crude oil and NGLs production (bbl/d)	228,239	227,540	206,775	226,125	212,565
Net wells targeting crude oil	60	39	55	143	116
Net successful wells drilled	60	38	54	142	115
Success rate	100%	97%	98%	99%	99%
▪North America E&P liquids production, excluding thermal in situ, averaged 228,239 bbl/d in Q3/22, comparable to Q2/22 and an increase of 10% over Q3/21. The increase over Q3/21 primarily reflects strong drilling results and acquisitions, partially offset by natural declines.
•Primary heavy crude oil production averaged 68,933 bbl/d in Q3/22, increases of 4% and 8% from Q2/22 and Q3/21 levels respectively, reflecting strong drilling results, partially offset by natural field declines.
◦Operating costs(1) in the Company's primary heavy crude oil operations averaged $21.30/bbl (US$16.32/bbl) in Q3/22, a decrease of 7% from Q2/22 levels, primarily due to lower fuel costs, partially offset by higher trucking costs.
◦Canadian Natural has one of the largest land bases of Clearwater rights at approximately 940,000 net acres, on which the Company drilled 14 net horizontal multilateral Clearwater wells in the Smith area in Q3/22, bringing the total Clearwater wells drilled and on production year to date to 33 net wells. The Company's total Clearwater production in September 2022 averaged approximately 12,300 bbl/d, an increase of approximately 8,400 bbl/d from the beginning of 2022.
•Pelican Lake production averaged 50,051 bbl/d in Q3/22, decreases of 2% and 7% from Q2/22 and Q3/21 levels respectively, demonstrating the low decline nature of this long life asset and the continued success of this world class polymer flood.
◦Operating costs at Pelican Lake averaged $8.89/bbl (US$6.81/bbl) in Q3/22, an 11% increase from Q2/22 levels, primarily as a result of higher power costs.
•North America light crude oil and NGL production averaged 109,255 bbl/d in Q3/22, comparable to Q2/22 and up 23% from Q3/21 levels as a result of strong drilling results and acquisitions, partially offset by natural field declines.
◦Operating costs in the Company's North America light crude oil and NGL areas averaged $16.68/bbl (US$12.78/bbl) in Q3/22, an increase of 10% from Q2/22 levels, primarily due to higher power costs.
◦At Wembley, the Company brought a 3 well pad on production in July 2022 at a capital efficiency(2) of approximately $6,000/BOE/d. October 2022 monthly production from these wells averaged approximately 2,000 bbl/d of liquids and 7 MMcf/d of natural gas.
◦At Gold Creek, the Company brought a 2 well pad on production in September 2022 at a strong capital efficiency of approximately $4,300/BOE/d, with strong October 2022 monthly average production of approximately 2,100 bbl/d of liquids and 16 MMcf/d of natural gas.
(1)Calculated as production expense divided by respective sales volumes. Natural gas and natural gas liquids production volumes approximate sales volumes.
(2)Supplementary financial measure. Refer to the "Non-GAAP and Other Financial Measures" section of this press release.

Canadian Natural Resources Limited	6	Three and nine months ended September 30, 2022

Thermal In Situ Oil Sands
	Three Months Ended			Nine Months Ended

	Sep 30 2022	Jun 30 2022	Sep 30 2021	Sep 30 2022	Sep 30 2021
Bitumen production (bbl/d)	243,393	249,938	248,113	251,626	257,993
Net wells targeting bitumen	38	45	—	95	7
Net successful wells drilled	38	45	—	95	7
Success rate	100%	100%	—%	100%	100%
▪Canadian Natural’s long life low decline thermal in situ assets averaged 243,393 bbl/d in Q3/22, decreases of 3% and 2% from Q2/22 and Q3/21 levels respectively, primarily reflecting planned maintenance activities at Jackfish in Q3/22 and the low decline nature of these assets.
•Thermal in situ operating costs averaged $15.63/bbl (US$11.97/bbl) in Q3/22, a decrease of 17% from Q2/22 levels primarily reflecting lower natural gas costs, partially offset by higher power costs.
▪As a result of continued strong execution, the Company remains on track to add targeted production of approximately 7,000 bbl/d in 2023, as per the capital update released on August 4, 2022. Capital efficiencies target to average approximately $8,000/bbl/d on Steam Assisted Gravity Drainage ("SAGD") pads and approximately $10,000/bbl/d on cyclic steam stimulation ("CSS") pads.
•At Kirby, the Company is progressing, as budgeted, with a 3 SAGD pad development and is targeting to begin steam injection on the first pad in Q1/23, with ramp up to full production capacity in Q3/23.
•At Primrose, the Company completed drilling of two CSS pads on time and on costs. These two pads are targeted to come on production in Q3/23.
▪Canadian Natural has been piloting solvent enhanced oil recovery technology on certain of its thermal in situ assets with an objective to increase bitumen production, reduce the Steam to Oil Ratio ("SOR"), reduce GHG intensity and realize high solvent recovery. This technology has the potential for application throughout the Company's extensive thermal in situ asset base.
•The Company is progressing with engineering and design of a commercial scale solvent SAGD pad development at Kirby North, which is targeted to commence solvent injection in early 2024.
•The Company's solvent pilot in the Primrose steam flood area began solvent injection in November 2021 with plans to continue for approximately two years to achieve targeted SOR and GHG intensity reductions of 40% to 45%, with solvent recovery greater than 70%. The Company is seeing positive operating results to date, including SOR reductions of approximately 50%.

North America Natural Gas
	Three Months Ended			Nine Months Ended

	Sep 30 2022	Jun 30 2022	Sep 30 2021	Sep 30 2022	Sep 30 2021
Natural gas production (MMcf/d)	2,117	2,089	1,698	2,065	1,626
Net wells targeting natural gas	14	20	9	57	40
Net successful wells drilled	14	20	9	57	40
Success rate	100%	100%	100%	100%	100%
▪Canadian Natural achieved record quarterly North America natural gas production in Q3/22, averaging approximately 2,117 MMcf/d, an increase over Q2/22 and a 25% increase over Q3/21 levels. The increase from Q2/22 primarily reflects the impact of strong drilling results, partially offset by natural field declines and planned turnaround activities in Q3/22. The increase from Q3/21 primarily reflects strong drilling results and acquisitions, partially offset by natural field declines.

Canadian Natural Resources Limited	7	Three and nine months ended September 30, 2022

•North America natural gas operating costs averaged $1.13/Mcf in Q3/22, a 2% decrease from Q2/22 levels, reflecting the Company's continuous focus on cost control.
▪Based on the midpoint of the Company's previously updated production guidance, Canadian Natural's diversified natural gas sales points includes the equivalent use of approximately 41% of its natural gas production in its operations, with approximately 37% exported to other North American markets and sold internationally and the remaining 22% sold at AECO/Station 2 pricing.
•The Company's diversified sales points drove strong realized natural gas pricing averaging $6.51/Mcf in Q3/22, which is above the AECO monthly benchmark price.
▪Canadian Natural has approximately 1.5 million net acres of Montney rights, providing the Company with significant high value growth opportunities. Montney natural gas production represents approximately 41% of the Company's total natural gas production, with October 2022 Montney production averaging approximately 866 MMcf/d of natural gas with 45,300 bbl/d of liquids. The Company continues to utilize its efficient low cost drill-to-fill strategy to maximize value.
•At Nig, the Company brought a 6 well pad on production in Q3/22 at a top tier capital efficiency of approximately $2,700/BOE/d. October 2022 monthly production from these wells averaged approximately 55 MMcf/d of natural gas and 3,200 bbl/d of liquids, exceeding budgeted rates and maximizing existing facility capacity.
•At Townsend, the Company brought a 2 well pad on production in July 2022 at a strong capital efficiency of approximately $4,800/BOE/d. Production from these wells continues to be strong, with average October 2022 monthly production of approximately 20 MMcf/d of natural gas.
International Exploration and Production

	Three Months Ended			Nine Months Ended

	Sep 30 2022	Jun 30 2022	Sep 30 2021	Sep 30 2022	Sep 30 2021
Crude oil production (bbl/d)	24,493	25,907	29,825	27,340	31,439
Natural gas production (MMcf/d)	15	16	10	16	14
Net wells targeting crude oil	—	—	1.9	—	4.9
Net successful wells drilled	—	—	1.9	—	4.9
Success rate	—%	—%	100%	—%	100%
▪International E&P crude oil production volumes averaged 24,493 bbl/d in Q3/22, decreases of 5% and 18% from Q2/22 and Q3/21 levels respectively, reflecting planned and unplanned maintenance activities in the North Sea and Offshore Africa during Q3/22, together with natural field declines.
North America Oil Sands Mining and Upgrading

	Three Months Ended			Nine Months Ended

	Sep 30 2022	Jun 30 2022	Sep 30 2021	Sep 30 2022	Sep 30 2021
Synthetic crude oil production (bbl/d) (1)(2)	487,553	356,953	468,126	424,988	432,876
(1)SCO production before royalties and excludes production volumes consumed internally as diesel.
(2)Consists of heavy and light synthetic crude oil products.
▪The Company's world class Oil Sands Mining and Upgrading assets continue to deliver safe and reliable production of SCO, averaging 487,553 bbl/d in Q3/22. Production increased by 37% and 4% from Q2/22 and Q3/21 levels respectively, primarily reflecting strong operational performance following the planned turnaround activities completed at Horizon and Scotford in Q2/22.
•Approximately 50% of Canadian Natural's total liquids production is comprised of high value SCO from its Oil Sands Mining and Upgrading assets, which captured a strong price premium to WTI of US$8.87/bbl in Q3/22, driving strong SCO average realized pricing of $120.91/bbl and generating significant free cash flow for the Company.

Canadian Natural Resources Limited	8	Three and nine months ended September 30, 2022

•Top tier operating costs were realized in Q3/22, averaging $22.35/bbl (US$17.12/bbl) of SCO, a decrease of 34% from Q2/22 levels and an increase of 13% from Q3/21 levels. The decrease from Q2/22 primarily reflects increased volumes due to the completion of planned turnaround activities in Q2/22 as well as lower natural gas and diesel costs in Q3/22. The increase from Q3/21 primarily reflects higher energy costs.
▪At Horizon, the reliability enhancement project is progressing as planned and targets to extend the major maintenance cycle from once per year to once every second year, increasing the SCO production capacity by approximately 5,000 bbl/d in 2023, increasing to approximately 14,000 bbl/d in 2025.
▪The Company is progressing on detailed design work of the 750t/hr commercial unit for the In-Pit Extraction Plant ("IPEP") that will provide dry stackable tailings directly in the mine-pit, targeting to reduce GHG emissions and tailings ponds in the future.
▪Subsequent to Q3/22, the Company's Oil Sands Mining and Upgrading assets experienced unplanned outages at both Horizon and Scotford upgraders during the month of October 2022, resulting in a Q4/22 targeted production range of 450,000 bbl/d to 460,000 bbl/d of SCO.
•At Horizon, piping and mechanical repairs in the Primary Upgrading area have been completed and the Company will be enhancing its piping integrity and maintenance programs to support safe and reliable operations.
•At Scotford, piping repairs in the hydrotreater area were completed by the operator. The Company is working closely with the operator to understand the learnings and the opportunity to enhance the integrity program accordingly.
MARKETING

	Three Months Ended			Nine Months Ended

	Sep 30 2022	Jun 30 2022	Sep 30 2021	Sep 30 2022	Sep 30 2021
Crude oil and NGLs pricing
WTI benchmark price (US$/bbl) (1)	$91.64	$108.42	$70.55	$98.14	$64.85
WCS heavy differential as a percentage of WTI (%) (2)	22%	12%	19%	16%	19%
SCO price (US$/bbl)	$100.51	$114.35	$68.98	$102.66	$63.31
Condensate benchmark pricing (US$/bbl)	$87.15	$108.35	$69.22	$97.19	$64.58
Exploration & Production liquids realized pricing (C$/bbl) (3)(4)	$84.91	$115.26	$68.06	$97.99	$60.53
SCO realized pricing (C$/bbl) (5)	$120.91	$137.60	$81.54	$122.45	$74.00
Natural gas pricing
AECO benchmark price (C$/GJ)	$5.51	$5.95	$3.36	$5.27	$2.95
Average realized pricing before risk management (C$/Mcf) (4)	$6.57	$7.93	$4.13	$6.61	$3.59
(1)West Texas Intermediate ("WTI").
(2)Western Canadian Select ("WCS").
(3)Average crude oil and NGL pricing excludes SCO. Pricing is net of blending costs and excluding risk management activities.
(4)Non-GAAP ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three months ended September 30, 2022 dated November 2, 2022.
(5)Pricing is net of blending costs and excluding risk management activities.
▪Canadian Natural has many strengths when marketing its products, including a balanced and diverse product mix of natural gas, NGLs, heavy crude oil, light crude oil, thermal in situ bitumen and SCO.
▪Crude oil prices in the nine months ended September 30, 2022 were up 51% from the comparable period in 2021, reflecting the impact of the Russian invasion of Ukraine, the OPEC+ decision to adhere to the previously agreed upon production cut agreements, and an increase in global demand for crude oil due to improved economic conditions. The 15% decrease in WTI pricing in Q3/22 compared to Q2/22 reflects a recent decrease in demand due to the impact of rising interest rates and concerns of a global recession.

Canadian Natural Resources Limited	9	Three and nine months ended September 30, 2022

▪SCO benchmark pricing remained strong in Q3/22, averaging US$100.51/bbl, representing a US$8.87/bbl price premium to WTI, reflecting continued strong North American demand for refined products. As a result, realized pricing on the Company's high value SCO averaged $120.91/bbl on record quarterly average sales volumes of 489,146 bbl/d in Q3/22.
▪The WCS heavy oil differential as a percentage of WTI was 22% in Q3/22, an increase when compared to 12% in Q2/22 as a result of the weakening of US Gulf Coast heavy oil pricing and an increase in supply from the US Strategic Petroleum Reserve.
▪Natural gas prices have strengthened in 2022 compared to 2021, with AECO averaging $5.51/GJ in Q3/22, an increase of 64% from Q3/21, reflecting the increase in the NYMEX North American benchmark price, lower storage levels and increased US Liquefied Natural Gas ("LNG") exports.
▪Based on the midpoint of the Company's previously updated production guidance, Canadian Natural's diversified natural gas sales points includes the equivalent use of approximately 41% of its natural gas production in its operations, with approximately 37% exported to other North American markets and sold internationally and the remaining 22% sold at AECO/Station 2 pricing.
•The Company's diversified sales points drove strong realized natural gas pricing averaging $6.57/Mcf in Q3/22, which is above the AECO monthly benchmark price.
▪The North West Redwater ("NWR") Refinery primarily utilizes bitumen as feedstock, with production of ultra-low sulphur diesel and other refined products averaging 32,252 BOE/d (8,063 BOE/d to the Company) in Q3/22 as a result of its first major turnaround and inspection that commenced in August 2022 and was completed in October 2022.
▪Canadian Natural has been a supporter of incremental pipeline projects to ensure Canadian crude oil and natural gas can access global markets to deliver the most responsible and leading ESG production that the world needs.
•As per Trans Mountain Corporation's press release dated August 29, 2022, timing of the completion of the Trans Mountain Pipeline Expansion remains unchanged, with completion anticipated in Q4/23. Canadian Natural has committed 94,000 bbl/d on the 590,000 bbl/d Trans Mountain Pipeline Expansion.
FINANCIAL REVIEW
The Company continues to implement proven strategies including its disciplined approach to capital allocation. As a result, the financial position of Canadian Natural remains strong. Canadian Natural’s adjusted funds flow generation, credit facilities, US commercial paper program, access to capital markets, diverse asset base and flexible capital expenditure program, all support a strong financial position and provide the appropriate financial resources for the near-, mid- and long-term.
▪Safe, effective and efficient operations combined with our high quality, long life low decline asset base generated substantial quarterly free cash flow of approximately $1.7 billion after dividend payments of approximately $2.5 billion and base capital expenditures of approximately $1.0 billion (excluding net acquisitions and strategic growth capital, as per the Company's free cash flow allocation policy).
▪Returns to shareholders were significant in Q3/22 having returned approximately $4.2 billion, comprised of approximately $2.5 billion in dividends and approximately $1.7 billion in share repurchases.
•In Q3/22, the Company paid dividends totaling $2.25 per common share, consisting of a quarterly dividend of $0.75 per common share and a special dividend of $1.50 per common share.
◦Subsequent to quarter end, the Board of Directors approved a 13% increase to the Company's quarterly dividend to $0.85 per common share, from $0.75 per common share, payable on January 5, 2023 to shareholders of record on December 16, 2022. This demonstrates the confidence that the Board has in the sustainability of our business model, our strong balance sheet and the strength of our diverse, long life low decline asset base. The Company's leading track record of dividend increases continues, as this increase will mark the 23rd consecutive year of dividend increases.
–Canadian Natural increased its sustainable and growing quarterly dividend twice in 2022 for a total combined increase of 45% to $3.40 per share annually.
•In March 2022, the Board of Directors approved the renewal and increase of our NCIB so that Canadian Natural can repurchase for cancellation up to 10% of the public float during the 12 month period commencing March 11, 2022 and ending March 10, 2023.

Canadian Natural Resources Limited	10	Three and nine months ended September 30, 2022

•In Q3/22, the Company repurchased a total of approximately 25.6 million common shares for cancellation at a weighted average price of $67.89 per share for a total of approximately $1.7 billion.
▪Year to date, up to and including November 2, 2022, the Company has returned approximately $10.0 billion to shareholders through approximately $3.2 billion in quarterly dividends, approximately $1.7 billion in a special dividend paid in August and $5.1 billion from the repurchase and cancellation of approximately 71.2 million common shares.
▪The Company maintains a strong balance sheet and financial flexibility, with net debt of approximately $12.4 billion and significant liquidity of approximately $6.5 billion at the end of Q3/22. Excluding the impact of foreign exchange, net debt would have decreased by approximately $680 million in Q3/22.
•In Q3/22, the Company repaid through market purchases $341 million of medium-term notes with interest rates ranging from 1.45% to 3.55%, originally due between 2023 and 2028, bringing the total year to date market purchases to approximately $485 million.
•Undrawn revolving bank credit facilities totaling approximately $5.5 billion were available at September 30, 2022. Including cash and cash equivalents and short-term investments, the Company had significant liquidity of approximately $6.5 billion. At September 30, 2022, the Company had no amount drawn under its commercial paper program, and reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
◦Subsequent to quarter end, the Company extended its $500 million revolving facility for one year, maturing in February 2024. There were no outstanding balances on the facility at quarter end.
▪Canadian Natural's free cash flow allocation policy states that when net debt is below $15 billion, 50% of free cash flow will be allocated to share repurchases and 50% of free cash flow to the balance sheet less strategic growth / acquisition opportunities. Free cash flow for the purpose of the policy is defined as adjusted funds flow less dividends, which includes special dividends, less base capital. When net debt is below $8 billion, which the Board sees as a base level of corporate net debt, the free cash flow allocation split will be adjusted to allocate additional free cash flow to shareholders.
ENVIRONMENTAL, SOCIAL AND GOVERNANCE HIGHLIGHTS
Canada and Canadian Natural are well positioned to deliver responsibly produced energy that the world needs through leading ESG performance. Canadian Natural's culture of continuous improvement provides a significant advantage and results in ongoing enhancements to the Company's environmental performance.
Pathways Alliance
The six major oil sands companies in the Pathways Alliance, including Canadian Natural, operate approximately 95% of Canada’s oil sands production. The goal of this unique alliance is to support Canada in meeting its climate commitments and position Canada to be the preferred source of crude oil globally. Working collectively with the federal and Alberta governments, the Pathways Alliance has a goal to achieve net zero GHG emissions from oil sands operations by 2050 and is pursuing realistic and workable solutions to deliver significant emission reductions.
On October 4, 2022, the Alberta government announced it selected 19 carbon capture utilization and storage ("CCUS") proposals, including the Pathways Alliance proposed carbon capture and storage hub near Cold Lake, to advance to the next stage of evaluation. This marks a major milestone of securing the right to continue exploratory work on the Pathways Alliance's CCUS project, an essential part of the Alliance’s plan to reduce emissions by 22 million tonnes per year by 2030 and the first phase towards achieving our 2050 net zero goal.
Stakeholder engagement and engineering work to develop the project is already underway, including an approximately 400 kilometer long trunkline that will carry captured CO2 from specific capture facilities in the oil sands region to the storage hub. Canadian Natural is appreciative of federal and provincial government support and looks forward to continuing to work together and engaging with Indigenous and local communities in northern Alberta to make this ambitious major emissions-reduction vision a reality. Additionally, we appreciate the federal government's recent public statements in support of the Canadian oil and gas sector's role in global energy security along with commitment to be competitive on fiscal frameworks for carbon capture.

Canadian Natural Resources Limited	11	Three and nine months ended September 30, 2022

Government Support for Carbon Capture, Utilization and Storage
Canadian Natural is a leader in CCUS and GHG reduction projects and sees many opportunities for industry to advance investments in CCUS projects. That said, CCUS infrastructure will result in long-term incremental costs to the Company and industry’s operations. The Government of Canada’s proposed investment tax credit for CCUS projects for industries across Canada is a positive approach whereby industry and government can co-invest in infrastructure at an achievable pace of development. At the same time, additional government support is required so that the oil and natural gas sector can proceed with a practical and achievable trajectory for GHG emissions reduction. Canadian Natural will continue to provide input to governments on the importance of balancing environmental and economic objectives along with being able to support Canada’s allies with energy security.
Environmental Targets
As previously announced, Canadian Natural has committed to the following environmental targets:
▪50% reduction in North America E&P (including thermal in situ) methane emissions by 2030, from a 2016 baseline.
▪40% reduction in thermal in situ fresh water usage intensity by 2026, from a 2017 baseline.
▪40% reduction in mining fresh river water usage intensity by 2026, from a 2017 baseline.

Canadian Natural Resources Limited	12	Three and nine months ended September 30, 2022

ADVISORY
Special Note Regarding Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses, and other targets provided throughout this press release and the Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to: the Company's assets at Horizon Oil Sands ("Horizon"), the Athabasca Oil Sands Project ("AOSP"), the Primrose thermal oil projects, the Pelican Lake water and polymer flood projects, the Kirby Thermal Oil Sands Project, the Jackfish Thermal Oil Sands Project and the North West Redwater bitumen upgrader and refinery; construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids ("NGLs") or synthetic crude oil ("SCO") that the Company may be reliant upon to transport its products to market; the development and deployment of technology and technological innovations; the financial capacity of the Company to complete its growth projects and responsibly and sustainably grow in the long-term; and the timing and impact of the Pathways Alliance ("Pathways") initiative, government support for Pathways and the ability to achieve net zero emissions from oil production, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of effects of the novel coronavirus ("COVID-19") pandemic, the actions of the Organization of the Petroleum Exporting Countries Plus ("OPEC+") and rising inflation rates) which may impact, among other things, demand and supply for and market prices of the Company's products, and the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil and natural gas and NGLs prices including due to actions of OPEC+ taken in response to COVID-19 or otherwise; fluctuations in currency and interest rates; assumptions on which the Company's current targets are based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company's defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company's and its subsidiaries' ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting or upgrading of the Company's bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company's bitumen products; availability and cost of financing; the Company's and its subsidiaries' success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the Company's ability to meet its targeted production levels; timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses); asset retirement obligations; the sufficiency of the Company's liquidity to support its growth strategy and to sustain its operations in the short, medium, and long-term; the strength of the Company's balance sheet; the flexibility of the Company's capital structure; the adequacy of the Company's provision for taxes; and other circumstances affecting revenues and expenses.
The Company's operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company's assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.

Canadian Natural Resources Limited	13	Three and nine months ended September 30, 2022

Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this press release or the Company's MD&A could also have adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law, the Company assumes no obligation to update forward-looking statements in this press release or the Company's MD&A, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company’s estimates or opinions change.
Special Note Regarding Currency, Financial Information and Production
This press release should be read in conjunction with the Company's unaudited interim consolidated financial statements (the "financial statements") for the three and nine months ended September 30, 2022 and the Company's MD&A and audited consolidated financial statements for the year ended December 31, 2021. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company’s financial statements for the three and nine months ended September 30, 2022 and the Company's MD&A have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
Production volumes and per unit statistics are presented throughout the Company's MD&A on a "before royalties" or "company gross" basis, and realized prices are net of blending and feedstock costs and exclude the effect of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent ("BOE"). A BOE is derived by converting six thousand cubic feet ("Mcf") of natural gas to one barrel ("bbl") of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of the Company's MD&A, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and SCO. Production on an "after royalties" or "company net" basis is also presented for information purposes only.
The following discussion and analysis refers primarily to the Company's financial results for the three and nine months ended September 30, 2022 in relation to the comparable periods in 2021 and the second quarter of 2022. The accompanying tables form an integral part of the Company's MD&A. Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2021, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Information on the Company's website does not form part of and is not incorporated by reference in the Company's MD&A dated November 2, 2022.
Special Note Regarding non-GAAP and Other Financial Measures
This press release includes references to non-GAAP and other financial measures as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. These financial measures are used by the Company to evaluate its financial performance, financial position or cash flow and include non-GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures, and supplementary financial measures. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP and other financial measures. The non-GAAP and other financial measures used by the Company may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the Company's financial statements, as applicable, as an indication of the Company's performance. Descriptions of the Company’s non-GAAP and other financial measures included in this press release, and reconciliations to the most directly comparable GAAP measure, as applicable, are provided below as well as in the “Non-GAAP and Other Financial Measures” section of the Company's MD&A for the three months ended September 30, 2022, dated November 2, 2022.
Free Cash Flow
Free cash flow is a non-GAAP financial measure that represents adjusted funds flow adjusted for base capital expenditures and dividends on common shares. The Company considers free cash flow a key measure in demonstrating the Company’s ability to generate cash flow to fund future growth through capital investment, pay returns to shareholders and to repay debt.

	Three Months Ended			Nine Months Ended

($ millions)	Sep 30 2022	Jun 30 2022	Sep 30 2021	Sep 30 2022	Sep 30 2021
Adjusted funds flow (1)	$5,208	$5,432	$3,634	$15,615	$9,395
Less: Base capital expenditures (2)	996	1,266	881	3,106	2,646
Dividends on common shares	2,532	871	558	4,092	1,667
Free cash flow	$1,680	$3,295	$2,195	$8,417	$5,082
(1)Refer to the descriptions and reconciliations to the most directly comparable GAAP measure, which are provided in the “Non-GAAP and Other Financial Measures” section of the Company's MD&A for the three months ended September 30, 2022 dated November 2, 2022.
(2)Item is a component of net capital expenditures. Refer to the "Non-GAAP and Other Financial Measures" section of Company's MD&A for the three months ended September 30, 2022 dated November 2, 2022 for more details on net capital expenditures.

Canadian Natural Resources Limited	14	Three and nine months ended September 30, 2022

Capital Budget
Capital budget is a forward looking non-GAAP financial measure. The capital budget is based on net capital expenditures (Non-GAAP Financial Measure) and excludes net acquisition costs. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for more details on net capital expenditures.
Long-term Debt, net
Long-term debt, net (also referred to as net debt) is a capital management measure that is calculated as current and long-term debt less cash and cash equivalents.
Capital Efficiency
Capital efficiency is a supplementary financial measure that represents the capital spent to add new or incremental production divided by the current rate of the new or incremental production. It is expressed as a dollar amount per flowing volume of a product ($/bbl/d or $/BOE/d). The Company considers capital efficiency a key measure in evaluating its performance, as it demonstrates the efficiency of the Company's capital investments.

Canadian Natural Resources Limited	15	Three and nine months ended September 30, 2022

CONFERENCE CALL
Canadian Natural Resources Limited (TSX-CNQ / NYSE-CNQ) will be issuing its 2022 Third Quarter Results on Thursday, November 3, 2022 before market open.
A conference call will be held at 9:00 a.m. Mountain Time, 11:00 a.m. Eastern Time on Thursday, November 3, 2022.
Dial-in to the live event:
North America 1-888-886-7786 / International 001-416-764-8658
Listen to the audio webcast:
Access the audio webcast on the home page of our website, www.cnrl.com.
Conference call playback: (available until Thursday, November 17, 2022)
North America 1-877-674-7070 / International 001-416-764-8692 (Passcode: 933506#)
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY
President
MARK A. STAINTHORPE
Chief Financial Officer and Senior Vice-President, Finance
LANCE J. CASSON
Manager, Investor Relations
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Canadian Natural Resources Limited	16	Three and nine months ended September 30, 2022